Filed by TD Ameritrade Holding Corporation

pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: TD Ameritrade Holding Corporation

Commission File No.: 333-237064

IMPORTANT MESSAGE TO STOCKHOLDERS OF TD AMERITRADE A Special Meeting of Stockholders of TD Ameritrade Holding Corporation is scheduled to be held on JUNE 4, 2020. Proxy materials are being mailed to you for your review. DO NOT DISCARD THE ENVELOPE WHEN IT ARRIVES. It will contain time-sensitive voting materials that require a response from you as a stockholder. The TD Ameritrade Board of Directors unanimously recommends that you vote IN FAVOR OF EACH OF THE PROPOSALS. You can also review information about the Special Meeting of Stockholders online by clicking on “SEC Filings” at www.www.amtd.com/investor-relations. If you cannot locate your proxy materials, please contact our proxy solicitor, Innisfree M&A Incorporated, at: 1 (877) 687-1874 (toll-free from the U.S. and Canada).

PRESORTED FIRST CLASS MAIL U.S. POSTAGE PAID PERMIT No. 14 HICKSVILLE, NY 11801 TD Ameritrade Holding Corporation c/o Innisfree M&A Incorporated FDR Station P.O. Box 5155 New York, NY 10150-5155 ATTENTION TD Ameritrade Stockholders. You are invited to review the proxy materials posted online in advance of the Special Meeting of Stockholders scheduled to be held on June 4, 2020. Please click on “SEC Filings” at www.amtd.com/investor-relations. If you have any questions or wish to vote by phone, please call the firm assisting us with the solicitation toll-free at (877) 687-1874. Important Information About the Transaction and Where to Find it In connection with the proposed transaction between The Charles Schwab Corporation (“Schwab”) and TD Ameritrade Holding Corporation (“TD Ameritrade”), Schwab and TD Ameritrade have filed and will file relevant materials with the Securities and Exchange Commission (the “SEC”). Schwab has filed a registration statement on Form S-4 that includes a joint proxy statement of Schwab and TD Ameritrade that also constitutes a prospectus of Schwab. The registration statement on Form S-4, as amended, was declared effective by the SEC on May 6, 2020 and Schwab and TD Ameritrade mailed the definitive joint proxy statement/prospectus to their respective stockholders on or about May 6, 2020. INVESTORS AND SECURITY HOLDERS OF SCHWAB AND TD AMERITRADE ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Schwab or TD Ameritrade through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Schwab or TD Ameritrade at the following: The Charles Schwab Corporation TD Ameritrade Holding Corporation 211 Main Street 200 South 108th Avenue San Francisco, CA 94105 Omaha, Nebraska 68154 Attention: Investor Relations Attention: Investor Relations (415) 667-7000 (800) 669-3900 investor.relations@schwab.com Schwab, TD Ameritrade, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and executive officers of Schwab, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Schwab’s Form 10-K for the year ended December 31, 2019, its proxy statement filed on March 31, 2020 and its Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Information regarding the directors and executive officers of TD Ameritrade, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in TD Ameritrade’s Form 10-K for the year ended September 30, 2019, as amended, and its Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.